 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

DIVIDEND CAPITAL TOTAL REALTY TRUST, INC.
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC; MPF INCOME FUND 26, LLC; MPF NORTHSTAR FUND, LP; MPF FLAGSHIP FUND 15, LLC; MPF PLATINUM FUND, LP; COASTAL REALTY BUSINESS TRUST ; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,000,000	$580.50

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $5 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $580.50
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: September 23, 2011

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDED FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLC; MPF Northstar Fund, LP; MPF Flagship Fund 15, LLC; MPF Platinum Fund, LP; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 10,000,000 shares of common stock (the “Shares”)  in Dividend Capital Total Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $5 per Share, less the amount of any dividends declared or made with respect to the Shares between September 23, 2011 (the “Offer Date”) and November 16, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 2011 (the “Offer to Purchase”) and the related Assignment Form.

The Purchasers terminated the offer pursuant to Section 13(b), which provides that if there “shall be any action taken…which will, directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above”; paragraph (a), clause (ii) provides that the Purchasers may terminate the offer if the action “imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares.”  The Corporation contended that the Offer violated its charter because the Offer was not subject to Regulation 14D, and therefore was a mini-tender offer given without proper notice to the subject company, giving rise to the Corporation’s right to purchase all Shares tendered in the offer and all Shares owned by the Purchasers.  However, the Offer was filed with the Commission, and the Staff issued a comment letter regarding the Offer and the first final amendment, which would of course mean that the Offer is subject to Regulation 14D.  Nonetheless, the Corporation informed the Purchasers that it intended to exercise its right to purchase any Shares in the Offer, so the Purchasers exercised their right to terminate the Offer.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated September 23, 2011*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated September 23, 2011*
(a)(4)	Form of advertisement in Investor’s Business Daily*
*Filed on September 23, 2011

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 5, 2011

MPF Flagship Fund 14, LLC; MPF Income Fund 26, LLC; MPF Northstar Fund, LP; MPF Flagship Fund 15, LLC; MPF Platinum Fund, LP; Coastal Realty Business Trust
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President